EXHIBIT 8.3

                          Opinion of RP Financial, LC.
                     as to the Value of Subscription Rights

RP FINANCIAL, LC.
---------------------------------------
Financial Services Industry Consultants

                                                              February 21, 1997

Board of Directors
First Federal Savings and Loan Association of Spartanburg
380 East Main Street
Spartanburg, South Carolina  29302-1944

Re:      Plan of Conversion:  Subscription Rights
         First Federal Savings and Loan Association of Spartanburg

Gentlemen:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of First Federal Savings and Loan Association of Spartanburg ("First Federal" or the "Association") whereby the Association will convert from a federally-chartered mutual savings and loan association to a federally-chartered stock savings and loan association and issue all of the Association's outstanding capital stock to FirstSpartan Financial Corp. (the "Holding Company"). Simultaneously, the Holding Company will issue shares of common stock.

         We understand that in accordance with the Plan of Conversion, Subscription Rights to purchase shares of Common Stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) the ESOP; (3) Supplemental Eligible Account Holders; and (4) Other Members of the Association. Based solely upon our observation that the Subscription Rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, pursuant to our valuation of the Subscription Rights:

         (1) the Subscription Rights will have no ascertainable market value; and,

         (2) the price at which the Subscription Rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                                   Sincerely,



                                                   /s/ James P. Hennessey
                                                   ----------------------
                                                   James P. Hennessey
                                                   Senior Vice President




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